Exhibit 1.02
CON-WAY INC.
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013
Introduction and Company Overview
This Conflict Minerals Report (the “Report”) of Con-way Inc. (“Con-way”, “we”, “our”, “us”, or the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2013 to December 31, 2013. The Securities and Exchange Commission (the “SEC”) adopted the Rule to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). The Rule imposes certain reporting obligations on companies who manufacture, or contract to manufacture, products that contain Conflict Minerals that are necessary to the functionality or production of their products. For products that contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. Please refer to the Rule, Form SD and the SEC Release No. 34-67716 (August 22, 2012) for definitions of terms used in this Report, unless otherwise defined herein.
As required by the Rule, we conducted an analysis of the products that we manufacture or contract to manufacture to determine if Conflict Minerals are necessary to their functionality or production. Based on this analysis, we determined that Conflict Minerals are necessary to the functionality or production of certain trailers sold to external customers that are manufactured by one of the Company’s operations, Con-way Manufacturing, which products are collectively referred to in this Report as the “Covered Products”.
Con-way’s process for determining the country of origin of Conflict Minerals contained in our Covered Products (our “reasonable country of origin inquiry” or “RCOI”) was to conduct a supply-chain survey with our direct suppliers using the template developed by the Electronic Industry Citizenship Coalition® (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide materials to a manufacturer’s supply chain. The Template includes questions regarding a direct supplier’s due diligence process and information about its supply chain, including the names and locations of smelters and refiners as well as the origin of Conflict Minerals used by those facilities.
We surveyed 23 suppliers that provide components and materials for our Covered Products, which represent all suppliers known to or thought to supply components and materials that contain Conflict Minerals and suppliers that represent 80% of our purchasing spend for Covered Products in 2013. All of the surveyed suppliers provided responses. However, the majority of suppliers surveyed either provided an incomplete or inconclusive response or provided a response at a general company or division level rather than at the level of the specific products that we purchase from them. Based on the results of our RCOI, we did not receive sufficient information to be able to formulate a reasonable belief that the Conflict Minerals in our supply chain for Covered Products did not originate in the Covered Countries or were from recycled or scrap sources.
Due Diligence
Design of Due Diligence
In accordance with Rule 13p-1, we undertook due diligence efforts on the source and chain of custody of Conflict Minerals in our supply chain for Covered Products. Rule 13p-1 requires that a registrant’s due diligence follow a nationally or internationally recognized due diligence framework. Con-way’s due diligence measures, processes, and related documentation were designed to conform, in all material respects, with the due diligence framework set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements for each of the conflict minerals (the “OECD Guidance”). The OECD Guidance is an internationally recognized framework for risk-based due diligence for responsible supply chains of conflict minerals from conflict-affected and high-risk areas.

Due Diligence Measures Performed
Establish Strong Company Management Systems
A cross-functional team comprised of individuals from various groups within the Company, including Purchasing and Legal, was formed to develop and implement our supply chain due diligence. This team leads our conflict minerals compliance efforts and provides reporting to the Audit Committee of the Company's Board of Directors and the Company’s Disclosure Committee.
Identify and Assess Risks in the Supply Chain
We reviewed and analyzed the completed Templates and other responses from suppliers and determined which suppliers required further discussion due to incomplete or inconclusive responses. A majority of the responses we received from suppliers provided information at a general company or division level rather than at a product level. We received names of smelters and refiners from some, but not all, of the suppliers. We used the information provided by the Conflict-Free Smelter Program (“CFSP”) initiated by the Conflict Free Sourcing Initiative to verify whether the smelters and refiners listed by our suppliers were certified as “conflict-free” smelters and refiners. However, suppliers that listed smelters and refiners at a general company or division level did not provide us with sufficient detail regarding the specific products we purchase or the specific smelters and refiners that processed our necessary Conflict Minerals that would have allowed us to confirm that the Conflict Minerals in our Covered Products were processed by any particular smelter or refiner.
Design and Implement a Strategy to Respond to Identified Risks
Con-way Manufacturing’s Purchasing team communicates with suppliers and facilitates our due diligence using the Template. In addition, follow-up with suppliers that submitted incomplete or inconclusive responses is on-going in order to obtain fully and accurately completed Templates.
Carry out Independent Third-Party Audit of Smelter’s/Refiner’s Due Diligence Practices
Since we do not have direct relationships with smelters or refiners of the Conflict Minerals in our Covered Products, we did not carry out audits of these facilities.
Report Annually on Supply Chain Due Diligence
This Conflict Minerals Report is publicly available on the Company’s corporate website at www.con-way.com under the heading “Corporate Governance” within the “Investors” tab and is filed with the SEC.
Results of Due Diligence Measures
Smelters or Refiners
As a result of our due diligence, we collected information from suppliers about some but not all of the smelters and refiners that process the necessary Conflict Minerals in our Covered Products. The following is a list of the facilities which, to the extent known, processed necessary Conflict Minerals in our Covered Products and were not listed by the CFSP as certified “conflict-free” smelters and refiners:

Metal	Smelter or Refiner Facility Name
Tin	EM Vinto
Tin	PT Belitung Industri Sejahtera
Tin	Metallo Chimique

Most of the suppliers from which we requested information about smelters and refiners indicated that their responses were at a company or divisional level or did not provide a list of smelters or refiners. Therefore, we could not confirm with certainty which smelters or refiners process our Conflict Minerals.
Countries of Origin of Our Necessary Conflict Minerals
Most of the suppliers from which we requested information about the source and chain of custody of our necessary Conflict Minerals indicated that their responses were at a company or divisional level or did not provide a list of smelters or refiners. In addition, those suppliers that provided information at a product level did not provide the country of origin information. As a result, despite our due diligence efforts and engagement with our suppliers, we do not have sufficient information to determine the countries of origin of the necessary Conflict Minerals in our Covered Products.
Efforts to Determine the Conflict Minerals’ Mine or Location of Origin
The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between us and the original sources of Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its direct suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.
Steps to be Taken to Mitigate Risk
During 2014, the Company intends to take the following steps, among others, to improve the due diligence conducted and to further mitigate any risk that the Conflict Minerals in its Covered Products could fund armed conflict in the Covered Countries:

•	Expand the number of suppliers requested to supply information regarding the use of Conflict Minerals.

•
Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses, including reporting at a product-specific level.

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Engage suppliers found to be supplying Conflict Minerals originating from the Covered Countries, if any, to establish an alternative supply source that does not support armed conflict in the Covered Countries.